Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CareScience, Inc.
Commission File No. 000-30859

Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. CareScience intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of CareScience, and CareScience expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by CareScience with the SEC may be obtained without charge at the SEC’s website and at CareScience’s website at www.carescience.com.

FINAL TRANSCRIPT

CCBN StreetEvents Conference Call Transcript

QVDX — Quovadx at B. Riley & Co. Investor Conference

Event Date/Time: Aug. 14. 2003 / 8:00AM ET
Event Duration: N/A

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

CORPORATE PARTICIPANTS

Lorine Sweeney
Quovadx, Inc. — President and CEO

Gary Scherping
Chief Financial Officer — Quovadx, Inc.

CONFERENCE CALL PARTICIPANTS
Unidentified Participant

PRESENTATION

Mike Crawford, B.Riley

We’re running a little late this morning, but thanks for coming to the B.Riley Investment Conference, New York. First up today is Quovadx, and [Inaudible] Lorine Sweeney, the CEO, Gary Scherping, the CFO, [Inaudible] company that they announced that [Inaudible] as of this morning. And there will be a conference call later this morning, in about an hour’s time, [Inaudible] transaction and we’ll be talking about it a little bit today.

Quovadx is a company that [Inaudible] cash to net shell revenue. There is now going to be about $5 million less cash after [Inaudible] and just something to [Inaudible] transitioning [Inaudible] the software-centric model to go with integration services. So, with that, Lorine?

Lorine Sweeney - Quovadx, Inc. — President and CEO

Thanks, Mike. Today what we’re very happy to do this morning, we would just like to lead off our presentation talking about our announced acquisitions of CareScience. I’d like to remind everyone, and going through and looking at the Web site as well, that we will be making forward-looking statements, not only about Quovadx, but also regarding the CareScience acquisition.

Today we are announcing, as I mentioned, the acquisition of CareScience, who is a leader in the healthcare care management industry. And as you can see, looking at Quovadx latest trailing 12 months revenue, is $67.4 million, and CareScience latest trailing 12 months is $13.5 million.

Just to give you a brief look at the transaction, and we will be having a call later this morning, we will be paying $28 million. That’s the value of the CareScience transaction, which includes approximately $14 million in acquired cash from CareScience. We will be paying CareScience shareholder $1.40 in cash per share or $18.6 million and 0.1818 share of Quovadx per CareScience’s shares. So, we’ll be issuing 2.4 million new Quovadx shares.

The transaction, net of the cash, is valued at approximately one times the trailing 12 months revenue. Clearly, we believe this is a very important transaction. We’re very excited about this. CareScience offers our company at Quovadx a very highly visible, high margin, recurring revenue model with a significant backlog that we’ll talk a little bit about. And we do expect this transaction to be accretive to 2004 results by approximately $0.05.

All right. Just giving you a little bit of the statistics on CareScience, as we mentioned, the trailing 12 months revenue is $13.5 million. Their gross profit, $6.7 million. Looking at the overall recurring revenue base, they have a gross margin of 50%;

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

R&D costs, $4.1 million; SG&A, $9.2 million. They do have a very strong balance sheet at 6/30, which included this $14.6 million in cash with working capital of $10.7 million and, again, a very nice revenue backlog of $33.2 million.

CareScience, and as we talk a little bit about Quovadx this morning, offers a number of different solutions to hospitals, specifically oriented to improving quality of care and improving the processes. And as we talk about Quovadx today, that’s really our mission, is to improve our customers’ processes.

There are really three product lines to date. First of all, their care management system for quality of measurement and care management; their care data exchange, which focuses in on cross center price data sharing of patient-centric data access; and then a whole host of care management services, ranging from consulting and facilitation to care management outsourcing services.

Within our two companies, we’re very excited in that CareScience themselves have approximately 170 customers. We believe that there’s going to be a lot of synergy with regards to selling these products into the Quovadx customer base of over 1700 healthcare customers. And, in particular, in looking at the CareScience products suite, they offer the process improvement products in a non-real-time data perspective. And so, being able to offer our Quovadx integration technology platform and provide that real-time data access is going to be very important to both of our companies.

We also, of course, see good cost reduction opportunity, particularly looking at the size of CareScience, which is a small public company, and looking at Quovadx. By putting these two companies together we will be able to optimize our public company costs. So, eliminating their costs, we will be getting a data center consolidation.

We at Quovadx have today an outsourced backup data center. CareScience has a data center in Philadelphia. We’ll retain their data center and be able to put that together with our main data center and have some cost synergies here. And we also look to various R&D centers used, as well as administrative.

So, in looking, overall, at the synergies of this transaction, CareScience really is offering us an in-depth care management expertise, clinical expertise. And as we talk about Quovadx and where we are working with our solution strategies, this is going to bring an enormous amount of expertise to our company. They are bringing 170 customers in 34 states and, very important to us with our software model, a highly visible, high margin, recurring revenue model with significant backlog.

We believe we bring to the transaction integration platform expertise, as well as a number of different kinds of solutions. We’ll talk about that a little bit later. And a complimentary R&D efforts, a growing sales force and distribution network, and the ability to cross sell their products into our very large, 1700 customer base in healthcare.

So, let’s tell you a little bit about Quovadx. As I mentioned before, our mission at Quovadx really is to create competitive process advantage for our customers. And what does that mean exactly? Well, today we look across many organizations and we see that they have information that’s stored in a variety of different types of sources trapped in their legacy systems. People wanting to access and trade information with their customers and suppliers, they may have documents trapped in document databases; and then today, the new legacy systems, which are Web-based systems.

What we do at Quovadx is, we look at people’s information and we create new application processes using our flagship software product, QDX Platform V, we can extract data from all these forces, create a brand new process, which streamlines the activities across these very disparate (ph) databases and systems and have a brand new application process on the front end.

Many companies may do this type of activity, but what sets Quovadx apart is the fact that we actually take this technology and we develop solutions. So, we have what we call adaptive applications, which solves real business problems that we can replicate across the industry. And we’ve done this predominately in the healthcare industry.

Over 90% of our business today does come from the healthcare industry and we’ve worked very hard in terms of designing these solutions that we’ll talk a little bit about later.

The company is headquartered in Denver, Colorado, and as you’ll note, we have a highly distributed organizational structure and we actually do do this on purpose. For instance, we have the concept of what we call solution centers. Our Los Angeles office, as an example, is located in Woodland Hills, California, and it’s in the same office complex as Health Net, [Inaudible] , Blue Cross Blue Shield of California, right down the street from Aetna and PacifiCare.

And these are customers of ours that we have done a lot of business with, in particular, Health Net. We’ve done over 14 different process-improvement projects at Health Net. So, we develop very long-term customer partnerships. In looking at the U.K., our London office, we acquired a company, the Pixel Group, in the fourth quarter of 2001. And Pixel became our European distribution arm. So, we have an array of distributors through Europe and Asia Pac and that is coordinated through the London office.

Quovadx has a very broad customer base. As I mentioned, we have about 1,700 customers in the healthcare industry, but we have, overall, 3,500 customers, and many of these customers are the Who’s Who, not only of healthcare, but across industry.

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

Many of these customers we got through our previous acquisitions, and we’re just in the process now of being able to resell our QDX Platform V into this customers base. So, we see enormous opportunities as we develop additional solutions in healthcare and in some of our other strategic verticals to upsell into this space.

Just to give you a little bit of background in our evolution, Quovadx is relatively new company. We started in 1998 as XCare.net, and XCare.net was a company that developed Web sites, actually, using XML based technology to integrate a variety of different content types.

And we realized, using this XML architecture, that it was very significant in how you could create these types of composite applications by extracting data and bringing together brand new application processes. So, in the 1999 timeframe, we went out to raise venture funding to develop our first promotional product. And we did that in the summer of 1999, and shortly after that, actually, went public.

In February of 2000, we raised $104 million in our IPO and that was a very important milestone for us because that was what gave us the funding to launch our first commercial product, which was called the Xterra (ph) Platform. It was a trading partner platform that allowed you to integrate and exchange transactions between trading partners.

A major catalyst for our next step of success was signing the MedUnite contract. MedUnite was a consortium of the seven largest payers, Aetna, Anthem, Cigna, Oxford, Wellpoint, Health Net and PacifiCare. And these organizations came together to develop a large trading partner application to exchange data between themselves and their physician provider organizations. And they used Xterra (ph) as that fundamental architecture.

It ends up that this was an extremely important catalyst for us. And we recognized, in doing this very, very large project, that we needed to have additional technologies to fill out our overall application suite. So, rather than building these technologies, we went out and did a series of acquisitions in 2001 and acquired three significant companies.

The first was Healthcare.com. Healthcare.com was the premier integration engine technology in the healthcare space. They had over 50% of the large hospital organizations that used that integration technology. Almost simultaneously we acquired a company in the Silicon Valley called Confer Software. Confer Software is a very interesting organization. Their management team had worked together for about 15 years and they had come out of Xerox PARC and had been working on an XML based process automation software that allowed you to actually orchestrate new processes once you had collected this type of data.

And then in the fourth quarter of 2001 we acquired the Pixel Group. The Pixel Group also is an interesting technology in that it allows you to screen scrape legacy information systems and produce an XML based data integration stream.

So, all of these technologies really came together with what we had been doing with our Xterra (ph) Platform for what we now have today as QDX Plaftorm V. So, 2002 for us was an integration year. We actually went through and rebuilt our entire sales organization. We thought that we had acquired a very seasoned sales organization when we purchased Healthcare.com. That turned out not to be the case. So, in the second quarter of last year we actually hired a new head of sales. We’re very fortunate in that we hired Dave Nesvisky, who was the former head of Oracle Healthcare Software sales.

So, Dave came on and, over the last year, has rebuilt that sales organization. We’ll talk about some of the efforts as we go along. We went through and consolidated operations and had a very, very smooth technology transition with our first integrated platform product, QDX Platform V.

So, today as we look at Quovadx, we really feel that we’re very well poised for expansion and momentum. We’re highly focused on continuing to grow our direct, as well as distribution channels for sales. We’re focusing in on penetrating our strategic sectors and client base, as I mentioned this very large client base that we have in place. And we have enormous opportunity, in looking at our technology platform, to develop new product line extensions. We’ll kind of talk about how our technology lays out against our strategic markets.

The way we look at our overall markets is that we play, really, in two segments, the application integration space, which is a horizontal space, and because our solutions are very focused in the healthcare industry, we are also very closely tied to the healthcare IT marketplace, both of which are very, very large and growing marketplaces today.

Now, the way we look at our solution base is, we actually look at the key pain points within our strategic market segments and develop solutions accordingly. And as you can see here, this is a source from the Gartner Group, which lists the key areas of improvement within our segments as providers, payers, pharmaceutical companies and IT.

Today, if you look at the provider segment, really they’re focused on a number of issues and we play in two key areas — one, the clinical quality area and two, reimbursement improvements. We have been focusing in with clinical quality on the fact that, since we do provide this integration technology to over 50% of the large hospitals, the ability to extract this data and then reuse it in a variety of different applications. Now, with the acquisition of CareScience, we believe that we’re going to strengthen this area and clearly, it’s a major, major pain point in the provider segment in terms of improving overall clinical quality.

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

We also focus in on the reimbursement improvement area. For instance, today, if you go into an HCA hospital, as an example, and you go up to the registration desk, we have a product called INSURENET that we actually co-developed with HCA, which allows you, when you’re taking that admission at the hospital desk, behind your legacy hospital information system, the user can send out an Internet transaction through our Quovadx INSURENET and bring back all of the eligibility and insurance information associated with that patient in a seamless workflow. And again, that incorporates the strength of our integration platform.

On the payer side, there are a couple of areas that are key points today that we also offer solutions. One is in the disease management area. We developed an application jointly with Health Net, which works on integrating their UM/CM/DM process. This application we believe to be the largest process application in production today. Health Net has over 280 users on this system in production, and it is a very sophisticated system.

We’ve also worked in the CRM Customer Relationship Management area, but as it applies to healthcare. We actually call that Healthcare Relationship Management. We look at it much differently than classical CRM providers, which are focused more on the sales automation application, and actually as an extension of disease management. So what we’re doing is providing that look into the member’s health, in addition to just the member’s past activities.

The pharma market for us is a new market. The pharmaceutical market today is very focused on integration of their many systems in their environment. We have launched the products called QDX Quick Trials, which actually streamlines that clinical trial process. Omnicare Clinical Research, the 5th largest CRO is our development partner in that space, and we look forward to that market as offering some area of significant growth to us as well.

And then, of course, today if you look at healthcare, it ends up HIPAA is a very, very big issues and our suite of HIPAA products, which allow you to really standardize transactions, that was kind of our bread and butter piece of what was our original Xterra (ph) based technology, and clearly has been a piece of our growth going forward.

Just to give you a look at how we really map out at Quovadx against our strategic segments. As I mentioned, our core product, QDX Platform V, is really the basic technology that we use to build all of our solutions, and then the solutions fit into product families. So, today our product families consist of our payer adaptive framework, our provider adaptive framework, our life sciences adaptive framework, and as we’ve begun to work more and more with that payer segment, we are now extending into the financial services market. And so, we offer a financial services product there as well.

In looking at our payer suites, we offer solutions in the medical management area, in the healthcare CRM area, as I mentioned before, in transaction claims processing, trading partner management, identity management and offer these types of products also in an ASP offering.

On the provider side, we have focused on the reimbursement area with our cash accelerator. Our physician portal products, which, as I mentioned, uses clinical data and reuses clinical data that is going through the enterprise. And in this provider area is where we see the CareScience acquisition fitting. It will become another central piece of what is within our provider offering.

On Life Sciences and financial services, we already talked a little bit about the Quick Trials product in Life Sciences, and we offer a whole host of tools in these areas to build solutions in these particular areas. One of the things that has been a new catalyst for us, Quovadx, the integration market is evolving, and you may have heard about the Web services movement.

We have been very fortunate at Quovadx in that QDX Platform V was built on an XML based architecture before XML became a very popular thing to do. What this does for us in Web services is, it gave us a tremendous advantage, ‘cause many of the large platform companies today were built on a Java architecture. As a consequence of that, when they build a Web service, they have to go through a lot of complex, arduous translation between Java and XML.

In fact, our platform is so strong that we have taken a leadership position in the Web services interoperability organization. In fact, the initial companies that were capable of demonstrating compliance to a Web service’s architecture, there were only 7, some of the companies consisting of IBM, Microsoft, BEA, Oracle and Quovadx, one of a very, very small number of companies.

We believe that this type of technology not only offers a lot of value of cross industry, but particularly to healthcare organizations. And a I mentioned before, in looking at our physician portal as an example, by using Web services and being able to extract data from variety of different information systems within the enterprise, we can start to reuse things like laboratory tests, radiology data, and send that information to physician portals, send that information to physician handhelds, and really begin to get real-time use of this information.

Now, how does this really all track to our revenue model? We really have three sources of revenue. We have our perpetual licensees, our recurring revenue, made up of maintenance, hosting and transaction fees, and our professional services fees. And looking at our solutions, it ends up that the models differ even though they’re built on platform sides, based on the type of solution that they are.

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

Let’s look at some examples. For instance, within our cash accelerator, the INSURENET solution that I was telling you about, which allows you to go out to the clearinghouses and bring back electronic data, we’ll sell that product to a customer for a license fee of anywhere from $50,000 to $250,000. However, over a three-year period, there will be a very high recurring transaction fee, and that will encompass anywhere from 250 to 500% of that original license fee.

And then up to 60% of that original license fee will be an implementation. Contrast that to medical management that looks like a large enterprise application. That license fee will go anywhere from 500 to a million-and-a-half. It will have more of a traditional maintenance fee — a 55 to 60% over a three-year period. And because that needs to be tailored into a large payer environment, for instance, the professional services will range anywhere from 150 to 500%.

When we look at our competitors, we at Quovadx have always competed with the horizontal integration company. So, for instance, the Mercators (ph) , SeeBeyonds, Tibcos (ph) and Vitrias. But what differentiates us from these competitors is the fact that we actually use our technology to develop some of the solutions that I spoke about earlier. And clearly, we have far more solutions, even though it is a growing trend in the industry that takes this type of a solution approach.

When we look at our solutions, we compete there with solution providers. So, for instance, if you were to look at medical management as an example, we would compete with traditional health care medical management companies such as perhaps the Landacorp(ph) and the MedDecisions. So we have that type of — a different type of competitive base.

We think this solution approach has made a big difference in the fact that we are outstripping our competitors. If you look at our major competitors in the integration space, such as a SeeBeyond or a Tibco (ph) or a webMethods, one thing you’ll notice is their sequential software growth has been declining quarter by quarter. We’re very pleased to say at Quovadx that we have continued to show strong momentum in software sales and increasing software sales by each quarter.

If we look, too, at the overall market share, this is a chart that was provided by the Gartner Group — it’s obviously the integration market is a very large space and Quovadx has been a smaller player in this overall environment. If you take, for instance, our last quarter, our software sales surpassed Vitria, Mercator(ph) and SeeBeyond. Whereas they had declining software sales in the last quarter and our total revenue surpassed Vitria. So we’re catching up very quickly in terms of market share with these other providers. And again, we attribute this to the fact that we have this very strong solution approach.

So with that, I’d like to just briefly turn it over to our CFO, Gary Scherping, who will talk a little more about the financial details.

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

     All right. This slide shows our software license revenue growth over the last five quarters. We reported second quarter of this year, 7.2 million in license fees compared to 5.3 million in the previous quarter. The license fees now represent 38% of our total revenue compared to just 11% five quarters ago. Of the 7.2 million we recognized in license fees this quarter, 4.3 million of it was new license fees and 2.9 million was recognition of deferred license revenue from the previous quarter.

The deferred revenue is the result of renegotiating a contract with one of our customers, MedUnite. One of the outcomes of this negotiation was that we didn’t have the future obligations under that contract that would require us to continue deferring this revenue into future quarters. So we recognized all of it in the second quarter.

Our target revenue mix is to continue to focus on license revenue and really to get the license revenue to represent 50% of our — of our revenue by the end of next year. We’d like to point out that this slide has not been updated for the effect of our acquisition of care science, which will likely increase the recurring revenue component. So we, once we hit our target of having 50% of our revenue from license fees, we expect to have a dramatic impact on our — on our margins.

And these are the margins that we’re targeting. We expect our license fees to generate a margin of 85 to 90%, recurring revenue and professional services to generate margins in the 45 to 50% range. So overall, we think that blend will generate a margin of 65 to 70%. We target our operating expenses in the following ranges — 22% for sales and marketing, around 13% for G&A, around 10% for R&D. We think that will generate operating margin in the 20 to 25% range.

This is where we ended up for the — for the second quarter. The gross margin generated from the — from the license segment was 5.1 million, up dramatically from the previous quarter. Two things happened — one is the license fees went up and the second thing is the cost of revenue went down. There really are two different components of the cost of revenue in the — in the software segment. The first is really a fixed amortization charge. We did our acquisitions in 2001 a big piece of the purchase price got allocated to the software, which we’re amortizing over a five-year period. So that amortization was 1.7 million in the quarter. And the variable portion is the royalties we pay for — on third party software that we sell. That dropped 770,000 quarter over quarter. And that’s why you see the drop in cost of revenue.

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

Professional services generated 1.2 million in margin in the second quarter compared to 1.5 million in the previous quarter. The primary reasons for the decrease are some fixed price contracts, which really had some tight margins. And secondly, we had some severance costs in the second quarter, which we ran through. Recurring revenue was flat and generated 2.6 million in margin. Overall, the margin went up by 2.3 million to 8.9 million and generate — and was 46% gross margin.

The other expenses are shown on this page. Sales and marketing costs went up $210,000. But as a percentage of revenue, dropped to 21% from 22% the previous quarter. G&A costs went up slightly — $116,000. But as a percentage of revenue, again, dropped to 16.3% from 17.4% the previous quarter. R&D expenses were flat and dropped to 11.6% of revenue from 12.9 the previous quarter. On the bottom line, we had a loss of two cents or $651,000 compared to a loss of nine cents or $2.8 million for the previous quarter. Our EBITDA was a positive $1.5 million.

I just have a few balance sheet highlights to show here. At the end of June, we had 42.1 million in cash or $1.38 per share in cash. Accounts receivable dropped to $16.8 million and really reflected the efforts we put into collecting receivables. Our DSO was 78 days, down from 98 days the previous quarter. I would point out in this, though, that the DSO calculation was positively impacted by the impact of the deferred revenue, which had been paid in a previous quarter. So in ignoring the impact of that deferred revenue, the DSO calculation would have been 92 days or still an improvement over the previous quarter.

We had no debt. Shareholders equity of 83.9 million or — and a book value per share of $2.75. Let’s go through some of the cash usage that we had in this most recent quarter. We had cash earnings of $1.9 million. Other changes in the - in the current assets and liabilities — we had a good quarter in receivable collections and that generated $2.1 million in cash. Paying down payables and accrued liabilities used $2.9 million. Recognition of deferred revenue used 3.3 million in cash.

So overall, our cash used in operating activities was just under $2 million. We also invested 273,000 in PP&E (ph) additions, about a million dollars in — of capitalized R&D costs and we generated $417,000 in selling shares in our employee stock purchase plan in the second quarter. So overall, our cash usage was $2.8 million in the quarter.

All right. So the — just to summarize things here, our — we do expect to continue on our growth strategies in the area of Web services, extending our business model into new markets. Our newest market is financial services. We continue — we expect to continue expanding into other markets as well. We — our partner programs and distributor alliances, we expect to be a growth area for us. And we feel that the health care market is a large and growing market and our products are needed out there. They do provide an attractive ROI for our customers. And because of the — because of the software, we do — we do feel we have a highly leveraged business model. And we have a very solid balance sheet with no debt.

And I think we might have just a ...

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QUESTION AND ANSWER

Unidentified Participant

[Inaudible] have about five minutes for questions.

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

OK.

Unidentified Participant

I think they [Inaudible] longer [Inaudible].

Unidentified Participant

[Inaudible]

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

It’s [Inaudible] .

Unidentified Participant

[Inaudible]

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

That’s right.

Unidentified Participant

[Inaudible] dollars?

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

Yes, around that.

Unidentified Participant

Where are you going to get that from because [Inaudible] numbers [Inaudible].

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

We really feel that we can take that much out of the — out of the expenses. You know, there are significant costs of running a small public company. So [Inaudible] , consolidating some of the administrator questions as well as, certainly, looking at the other expenses and the cost of revenue and sales to marketing expenses, we can be getting (ph) cost out of there as well.

Unidentified Participant

[Inaudible] You have two. They have one. Are you going to keep theirs or are going to consolidate?

Lorine Sweeney - Quovadx, Inc. — President and CEO

Yes. Right. So, you know, right now we have three [Inaudible] . So [Inaudible] Philadelphia. Our other current center is in California. I thought the California center [Inaudible] .

Unidentified Participant

[Inaudible]

Lorine Sweeney - Quovadx, Inc. — President and CEO

The largest [Inaudible] , so [Inaudible] .

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

This is actually the — this will be the seventh. We’ve done [Inaudible] since the end of 2000.

Unidentified Participant

One more question on Debros (ph) . I’m [Inaudible] .

Lorine Sweeney - Quovadx, Inc. — President and CEO

[Inaudible] and it’s really a very small percentage. Just to explain to you how we play and participate right now [Inaudible] do have inflation [Inaudible] really small add-on [Inaudible].

Unidentified Participant

[Inaudible]

Lorine Sweeney - Quovadx, Inc. — President and CEO

Right. Well, the way [Inaudible] model. And so, it’s kind of [Inaudible] that time factor [Inaudible] . When you’re keeping up a very valuable asset, when you look at their recurring [Inaudible]

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FINAL TRANSCRIPT

QVDX — Quovadx at B. Riley & Co. Investor Conference

and the backlog [Inaudible] fixed revenues, it would be very attractive [Inaudible].

Unidentified Participant

[Inaudible]

Lorine Sweeney - Quovadx, Inc. — President and CEO

Certain environments [Inaudible] .

[Inaudible]

Unidentified Participant

[Inaudible] is that one-time R&D [Inaudible] ?

Gary Scherping - Chief Financial Officer — Quovadx, Inc.

You know, one of the areas that we will look at over the next [Inaudible] months [Inaudible].

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